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May 14, 2007

VIA EDGAR
Mark S. Webb, Esq.
Legal Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 4561
101 F Street, N.E.
Washington, D.C. 20549

Re:	Abington Bancorp, Inc. Registration Statement on Form S-1 File No. 333-142543

Dear Mr. Webb:

Attached for filing on behalf of Abington Bancorp, Inc. (the “Registrant”) is Pre-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 previously filed by the Registrant. The Amendment is being filed in accordance with the requirements of Regulation S-T.

The Amendment reflects responses to the comments of the Staff provided by letter dated May 14, 2007. For ease of reference, the comments of the Staff have been repeated here in bold and the responses correspond numerically to each of Staff’s comments. References to page numbers in the responses below have been provided both for the Edgar document being filed herewith as well as the black-lined, hard copy of the Amendment which was provided supplementally to the Staff.

Mark S. Webb, Esq.
U.S. Securities and Exchange Commission
May 14, 2007

General

1.
We note your response to prior comment number 14; however, we do not see disclosure addressing the consideration and determination of director compensation. Please refer to Item 407(e)(3) of Regulation S-K.)

Disclosure has been added as requested in new second and third paragraphs of the “Management-Director Compensation” section. See page 90 of the Edgar document or pages 93 and 94 in the supplemental hard copy document.

2.	Benefits to Management From the Offering, page 11

Please revise footnote 6 to the table included on page 12 to disclose why the assumptions used to estimate the value of the stock options granted in 2005 differ from the assumptions disclosed in Note 14 to your financial statements.

The footnote has been revised to indicate that the assumptions are a weighted average of the grants made in 2005 and 2006 under the 2005 stock option plan. See page 13 in the Edgar version and page 14 in the hard copy.

3.	Selected Consolidated Financial and Other Data, page 22

The shares issued to the MHC in connection with your reorganization in December 2004 is analogous to a significant stock dividend. Therefore, please revise your earnings per share presentation, both here and in your financial statements, to retroactively reflect this dividend in accordance with paragraph 54 of SFAS 128.

The Selected Consolidated Financial and Other Data, income statement and the respective notes thereto have been revised to present pro forma earnings per share information for 2004 as requested. See page 22.

4.	Our Capitalization, page 29

Please revise Note 4 to this table to disclose the amount and nature of any restrictions you anticipate on your retained earnings.

Disclosure has been added to the footnote as requested. See page 33 in the Edgar version and page 34 in the hard copy.

Mark S. Webb, Esq.
U.S. Securities and Exchange Commission
May 14, 2007

5.	Please either add another person to the Summary Compensation Table, or explain to the staff more specifically why you do not have anyone else whose compensation should be disclosed.

Upon further consideration, the Company has added a fifth named executive officer to the Summary Compensation Table. See page 95 in the Edgar document or page 101 in the supplemental hard copy document.

6.	Note 14. Pension and Profit Sharing Plans, page F-30

The audit opinion provided by Beard Miller Company LLP references a change in accounting policy for your defined benefit pension plan as discussed in Note 14. However, we could not locate the discussion of this change in Note 14. Please revise accordingly.

The audit opinion of Beard Miller Company LLP has been revised to refer to notes 2 and 14. See page F-1.

7.	Please include a column showing the value, at the offering price, of a pro forma share of Abington Community Bancorp stock.

The additional column has been added as requested. See pages 8, 29 and 130 in the Edgar version of the alternate prospectus or pages 8, 33 and 130 of the supplemental hard copy of the alternate prospectus.

8.	Please delete the average and median numbers from the column through February 23, 2007. They are meaningless.

The change has been made as requested. See pages 12 and 137 of the Edgar version or pages 13 and 138 of the supplemental hard copy.

9.
The most important risks are those related to the conversion since holders will face the risks of the business regardless of whether the transaction occurs. Please revise to place the most important risks first.

The change has been made as requested. See pages 21 through 24 of the Edgar version of the alternate prospectus or pages 20 - 28 in the supplemental hard copy of the alternate prospectus.

Mark S. Webb, Esq.
U.S. Securities and Exchange Commission
May 14, 2007

10.
Please revise this section to make clearer that the value received for stock exchanged depends on the number of shares sold in the offering. It appears that the breakeven point is just over the midpoint, not close to the maximum; please revise.

Discussion has been added as requested. See page 21 of the Edgar version of the alternate prospectus or page 20 of the supplemental hard copy.

The closing comments are noted.

We trust that the enclosed responds sufficiently to the staff’s comments. Please do not hesitate to call me at the above-listed number if there are any questions on the Amendment or if I can be of assistance in any way.

As always, the staff’s cooperation is greatly appreciated.

Very truly yours, /s/ Hugh T. Wilkinson Hugh T. Wilkinson

cc:	Timothy A. Geishecker, Esq. Robert W. White Raymond A. Tiernan